UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*


                               Archon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Exchangeable Redeemable Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03957P200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Plainfield Asset Management LLC
                         55 Railroad Avenue
                         Greenwich, CT 06830
                         Attention: General Counsel
                         Telephone: (203) 302-1700

                         With a copy to:

                         Herrick, Feinstein LLP
                         2 Park Avenue
                         New York, NY 10016
                         Attention: Louis Goldberg, Esq.
                         Telephone: (212) 592-1400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03957P200
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:   Plainfield Special Situations Master Fund
                                  Limited

     I.R.S. Identification Nos. of above persons (entities only): 98-0451872
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         254,546
Shares                  --------------------------------------------------------
Bene-ficially by        8.   Shared Voting Power:       0
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power:    254,546
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     254,546
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     5.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

CUSIP No. 03957P200
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:   Plainfield Asset Management LLC

     I.R.S. Identification Nos. of above persons (entities only): 20-2332356
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         254,546
Shares                  --------------------------------------------------------
Bene-ficially by        8.   Shared Voting Power:       0
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power:    254,546
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     254,546
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     5.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IA, OO
--------------------------------------------------------------------------------

CUSIP No. 03957P200
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:   Max Holmes

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         254,546
Shares                  --------------------------------------------------------
Bene-ficially by        8.   Shared Voting Power:       0
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power:    254,546
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     254,546
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     5.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Statement") relates to the Exchangeable Redeemable Preferred Stock ("Preferred Stock") of Archon Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 4336 Losee Road, Suite 5, North Las Vegas, NV 89030.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (as defined in Item 2 below) or any of its affiliates is the beneficial owner of any equity securities for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any Reporting Person has an obligation to file this Schedule 13D.

         The Reporting Persons do not believe that the Preferred Stock of the Issuer constitutes an "equity security" as defined in Section 13(d)(1) of the Exchange Act given that the Preferred Stock is non-voting stock and is thereby excluded from the definition of "equity security" pursuant to Rule 13d-1 promulgated under the Exchange Act. Accordingly, the Reporting Persons are filing this Schedule 13D on a voluntary basis.

Item 2.  Identity and Background

         This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund");
(ii) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (iii) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act.

         The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is attached as an exhibit hereto and incorporated herein by reference.

         Set forth below is certain information relating to each of the Reporting Persons:

         (1) Plainfield Special Situations Master Fund Limited

         Master Fund is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is c/o Spectrum Global Fund Administration (Cayman), Anderson Square, 4th Floor, P.O. Box 10243 APO, Grand Cayman, Cayman Islands. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

         During the last five years, neither Master Fund nor, to the best of Master Fund's knowledge, any of the Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (2) Plainfield Asset Management LLC

         Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The managing member and chief investment officer of Asset Management is Max Holmes.

         During the last five years, Asset Management has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (3) Max Holmes

         Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management.

         During the last five years, Max Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Since June 17, 2005, Master Fund has used investment funds in the amount of $1,047,677.00 (excluding commissions) to acquire the 254,546 shares of Preferred Stock. Since May 5, 2005, Master Fund has used investment funds in the amount of $6,444,719.00 (excluding commissions) to acquire 211,004 shares of the common stock, $0.01 par value, of the Issuer (the "Common Stock").

Item 4.  Purpose of Transaction

         Master Fund purchased the Preferred Stock and the Common Stock for the purpose of making an investment in the Issuer. The Reporting Persons intend to continuously review their rights and options with respect to their investment in the issuer and will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of the Preferred Stock and Common Stock, or other securities related to the Issuer, and other general market and investment conditions, Master Fund may at any time and from time to time (as permitted by applicable law) acquire through open market purchases or otherwise additional shares of the Issuer's Preferred Stock and Common Stock, sell through the open market or otherwise, or otherwise engage or participate in a transaction or series of transactions, which may include one or more of the actions specified in paragraphs (a) through (j) of this Item 4 below. There can be no assurance, however, that Master Fund or any other Reporting Persons will take any such action.

         Master Fund has had discussions with other investors concerning the Issuer and may, in the future, have discussions with the Issuer and other investors concerning the Issuer. On August 21, 2007, Master Fund agreed with
D. E. Shaw Laminar Portfolios, L.L.C., LC Capital Master Fund, Ltd.,
LC Capital/Capital Z SPV, LP, Magten Asset Management Corp., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital (QP) LP and Black Horse Capital Offshore Ltd. (together, with Master Fund, the "Plaintiffs") (each of which, as of the date hereof, is a holder of shares of Preferred Stock) to retain legal counsel in order to challenge the Issuer's proposed redemption of all of the outstanding shares of Preferred Stock as of the close of business on August 31, 2007 at a redemption price of $5.241 per share, such proposed redemption more fully described in the Issuer's Notice of Redemption and related Letter of Transmittal, dated July 31, 2007 (the "Redemption Notice"), filed as an exhibit to the Issuer's Current Report on 8-K filed with the Securities and Exchange Commission (the "SEC") on July 31, 2007 (the "Issuer 8-K"). Following August 21, 2007, the Plaintiffs engaged legal counsel.

         On August 27, 2007, the Plaintiffs filed an action in the United States District Court for the District of Nevada (the "Court") against the Issuer (the "Complaint") (a) seeking a finding by the Court that the Issuer has breached its obligations under the Issuer's Certificate of Designation of the Preferred Stock, dated September 30, 1993 (the "Certificate"), attached as an exhibit to the Issuer 8-K and awarding the Plaintiffs full compensation of any and all available damages suffered by the Plaintiffs as a result of the Issuer's breach of the Certificate; (b) seeking a finding by the Court that the Issuer's issuance of the Redemption Notice with the improper redemption price is anticipatory breach of a material term of the Certificate and awarding the Plaintiffs full compensation of any and all available damages suffered as a result of the Issuer's anticipatory breach of the Certificate; (c) seeking a finding by the Court that if the Issuer elects to redeem the Preferred Stock, the dividends be properly calculated and compounded per the terms of the Certificate in an amount no less than $7,235,351 up through and including the date of final judgment; (d) seeking an order from the Court calling for the Issuer to reimburse the Plaintiffs' attorneys' fees, expenses and costs incurred in enforcing the Plaintiffs rights; and (e) seeking such other and further relief as the Court may deem appropriate.

         The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint, attached as an exhibit hereto and incorporated herein by reference.

         Other than as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, Master Fund owns 254,546 shares of Preferred Stock, representing 5.8% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer's Definitive Proxy Statement filed with the SEC on June 1, 2007. As a result of the matters described in Item 4 above, Master Fund may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with D. E. Shaw Laminar Portfolios, L.L.C., LC Capital Master Fund, Ltd., LC Capital/Capital Z SPV, LP, Magten Asset Management Corp., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital (QP) LP and Black Horse Capital Offshore Ltd. (collectively, the "Non-Plainfield Plaintiffs"). As a result, the Reporting Persons may be deemed to beneficially own any shares of Preferred Stock that are beneficially owned by the Non-Plainfield Plaintiffs as described in reports filed, or that may be filed, by such Non-Plainfield Plaintiffs with the SEC.

         In addition, as of the date hereof, Master Fund owns 211,004 shares of Common Stock, representing 3.4% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 20, 2007.

         Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Preferred Stock or Common Stock that may be beneficially owned by the Non-Plainfield Plaintiffs and their respective affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates has an obligation to file this Schedule 13D or is a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

(b) Master Fund will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 211,004 shares of Common Stock owned by the Reporting Persons as of the date hereof and, to the extent permitted by the terms of the Preferred Stock, Master Fund will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 254,546 shares of Preferred Stock owned by the Reporting Persons as of the date hereof.

         Asset Management as Master Fund's investment adviser also may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Preferred Stock and Common Stock. Asset Management disclaims beneficial ownership of the Preferred Stock and Common Stock.

         Max Holmes does not own any shares of the Issuer directly. By virtue of his position as managing member and chief investment officer of Asset Management, Max Holmes may be deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Preferred Stock and Common Stock, and therefore, Max Holmes may be deemed to be the beneficial owner of such shares. Max Holmes disclaims beneficial ownership of the Preferred Stock and Common Stock.

         As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Preferred Stock and Common Stock other than the shares owned by Master Fund as reported in this Schedule 13D.

(c)      Not applicable.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock and Common Stock owned by Master Fund.

(f)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the matters described herein, including Item 4, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact.

Exhibit 2. Joint Filing Agreement, by and among the Reporting Persons, dated
           August 28, 2007

Exhibit 3. Complaint filed with the United States District Court for the
           District of Nevada

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 28, 2007

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*



* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit 1 to this Schedule 13D.

                                    Exhibit 1
                                    ---------

                            LIMITED POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned's true and lawful attorney-in-fact, limited solely to the following purposes, to:

         (1) execute for and on the undersigned's behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission ("SEC") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned's beneficial ownership of and transactions in reportable securities;

         (2) do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned's behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned's death, (b) automatically upon the attorney-in-fact being notified of the undersigned's disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.



/s/ Max Holmes
---------------------------
MAX HOLMES

STATE OF CONNECTICUT
COUNTY OF FAIRFIELD

This document was acknowledged before me on February 1, 2007 by Max Holmes.


/s/ Theresa Lowe
---------------------------
Notary Public

                                    Exhibit 2
                                    ---------


                             JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Schedule 13D with respect to the Preferred Stock and Common Stock of Archon Corporation, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 28th day of August, 2007.


                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*



* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit 1 to the Schedule 13D to which this Joint Filing Agreement is attached.